EXHIBIT 1.2.1*

Execution Copy

AMENDMENT NO. 1 TO FIRST AMENDED AND RESTATED operating AGREEMENT OF seadrill partners llc

THIS AMENDMENT NO. 1, dated as of February 23, 2015 (this “Amendment”), to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, a Marshall Islands limited liability company (the “Company”), dated as of October 24, 2012 (the “LLC Agreement”), is entered into at the direction of the Board of Directors of the Company pursuant to authority granted to it in Section 13.1(d)(i) of the LLC Agreement and is executed by a duly authorized person of the Company. Capitalized terms used but not defined herein are used as defined in the LLC Agreement.

WHEREAS, Section 13.1(d)(i) of the LLC Agreement provides that the Board of Directors of the Company, without the approval of the Non-Seadrill Members or the Seadrill Member, may amend any provision of the LLC Agreement to reflect a change that the Board of Directors determines does not adversely affect the Non-Seadrill Members (including any particular class of Membership Interests as compared to other classes of Membership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the LLC Agreement, the Board of Directors has determined that the following amendment to the LLC Agreement does not adversely affect the Non-Seadrill Members (including any particular class of Membership Interests) in any material respect.

NOW, THEREFORE, it is agreed as follows:

1.	Amendment to the LLC Agreement. The LLC Agreement is hereby amended as follows:

1.1	The following sentence shall be inserted at the end of Section 11.5 of the LLC Agreement:

“For the avoidance of doubt, the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Non-Seadrill Member or the occurrence of any other event which terminates the continued membership of a Non-Seadrill Member in the Company shall not cause a dissolution of the Company, and the Company shall continue after any such event.”

2.    Miscellaneous.

2.1	This Amendment shall be effective as of October 24, 2012. All other provisions of the LLC Agreement are hereby ratified and confirmed in all respects.

2.2	This Amendment shall be construed in accordance with and governed by the laws of the Republic of the Marshall Islands, without regard to the principles of conflicts of law.

2.3
Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

SEADRILL PARTNERS LLC

By: /s/ Graham Robjohns
Name: Graham Robjohns
Title: CEO